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                          November 24, 2020

       Michael D. Kandris
       President and Chief Executive Officer
       Pacific Ethanol, Inc.
       400 Capitol Mall, Suite 2060
       Sacramento, California 95814

                                                        Re: Pacific Ethanol,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 20,
2020
                                                            File No. 333-250821

       Dear Mr. Kandris:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Larry A. Cerutti, Esq.